Exhibit 3.1

Aspen Group, Inc.

Second Amendment to the Bylaws

Article II, Section 6. Number is hereby stricken and replaced in its entirety with:

Section 6.  Number.  This Company shall have no less than three nor greater than 11 directors.  The number of directors may be established from time-to-time by resolution of the Board of Directors, but no decrease shall have the effect of shortening the terms of any incumbent director.

Effective December 15, 2017